TC

AM 3/7/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019771

RECEIVED MAR 0 1 2002 — SEC PROCESSING SECTION — WASHINGTON DC 354

SEC FILE NUMBER
8-44798

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HERITAGE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 SPRING VALLEY ROAD, SUITE 800E
(No. and Street)

DALLAS	TX	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY BIRD (972) 991-2482
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P. YOUNG, P.C.
(Name — *if individual, state last, first, middle name*)

339 B ROCKLAND ROAD	HENDERSONVILLE	TN	37075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 4/4/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY BIRD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERITAGE SECURITIES CORPORATION, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

HERITAGE SECURITIES CORPORATION

DECEMBER 31, 2001

TABLE OF CONTENTS

JOHN P. YOUNG, P.C.
CERTIFIED PUBLIC ACCOUNTANT

339B Rockland Road
Hendersonville, Tennessee 37075

(615) 822-8202
Fax (615) 822-8215

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Heritage Securities Corporation
Dallas, Texas

I have audited the accompanying statement of financial condition of Heritage Securities Corporation as of December 31, 2001, and the related statements of income, stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my examination in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Securities Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Young, P.C.
Certified Public Accountant

February 22, 2002

HERITAGE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current Assets	
Cash - checking	$ 10,113
Cash – investment, at market value	196,442
Note receivable	1,662
Prepaid expense	25
	208,242
Other assets	
Investments in partnerships	168
Total Assets	$208,410

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Payroll taxes	$ 129
Total Liabilities	129
Stockholder's Equity	
Common stock	
Class A - $.01 par value, 900,000 shares authorized and 420,000 issued and outstanding	4,200
Class B - $.01 par value, 80,000 shares authorized and outstanding	800
Additional paid in capital	35,000
Retained earnings	168,281
Total Stockholder's Equity	208,281
Total Liabilities and Stockholder's Equity	$208,410

The accompanying notes are an integral part of this statement.

HERITAGE SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 656,658
Interest	
Dividends	8,682
Income (loss) from partnership	(175)
Income from limited liability company	(850)
Investment income, net of unrealized loss of ($612)	(455)
	663,860
Expenses	
Licenses, permits and registration	7,432
Bank fees	125
Taxes	33,826
Commissions	228,769
Rent	308
Professional	2,500
Payroll	600
Payroll taxes	83
	273,643
Net income	$ 390,217

The accompanying notes are an integral part of this statement.

HERITAGE SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK		ADDITIONAL PAID IN	RETAINED	
	CLASS A	CLASS B	CAPITAL	EARNINGS	TOTAL
Beginning balance	$4,200	$800	$35,000	$ 108,064	$ 148,064
Net income for the year				390,217	390,217
Distribution to stockholder Sub S	—	—	—	(330,000)	(330,000)
Ending balance	$4,200	$800	$35,000	$ 168,281	$ 208,281

The accompanying notes are an integral part of this statement.

HERITAGE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income	$ 390,217
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in commissions payable	(318)
Net cash provided by operating activities	389,899
Cash flows from investment activities	
Increase in investment in partnerships	(75)
Net cash provided by investment activities	(75)
Cash flows from financing activities	
Distribution to stockholder	(330,000)
Net cash used by financing activities	(330,000)
Net increase in cash	59,824
Cash at beginning of period	146,731
Cash at end of period	$ 206,555

Supplemental information:

Income taxes	$ 0
Interest expense	0

The accompanying notes are an integral part of this statement.

HERITAGE SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

The accompanying notes are an integral part of this statement.

HERITAGE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting, and accordingly, the financial statements are presented in conformity with generally accepted accounting principles. Consequently, revenues are recorded when due rather than when received, and expenses are recorded when incurred rather than when paid. The Company does not hold securities for its customers. The Company sells variable life insurance policies, and all premiums are paid directly from the policy owners to the insurance companies. The insurance companies pay commissions based on the policies sold.

Income Taxes - The Company's stockholder has elected the Sub-S election for federal income tax purposes. Therefore, the income or loss of the corporation will be reported on the stockholder's tax return and federal income tax will not be accrued by the Company.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a balance at December 31, 2001 of $5,000.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company receives a number of management services from The Heritage Organization, L.L.C. The Company pays a fee for new policies written. The Company made no payment for these services in 2001. The Heritage Organization, L.L.C. and the Company have common ownership. The Company paid commissions to the owner in the amount of $123,860 in 2001.

NOTE 4 - DEPENDENCE ON PRINCIPAL STOCKHOLDER FOR REVENUE

Insurance sales commissions generated by the personal efforts of the Company's principal stockholder account for the majority of the Company's revenue.

HERITAGE SECURITIES CORPORATION
SCHEDULE 1

DECEMBER 31, 2001

Reconciliation of
Broker's Computation of Net Capital
to
Auditor's Computation of Net Capital
Under Rule 15c3-1

		Broker's Computation	Difference	Auditor's Computation
1.	Total ownership equity	$209,015	$(734) [1]	$208,281
2.	Deduct O/E not allowed	0	0	0
3.	Total	209,015	(734)	208,281
5.	Total capital	209,015	(734)	208,281
6.	A. Non-allowable assets	(1,831)	(25) [2]	(1,856)
7.	Other additions	0	0	0
8.	Net capital before haircuts	207,184	(759)	206,425
9.	Haircuts on securities	(4,224)	0	(4,224)
10.	Net capital	$202,960	$ (759)	$202,201

[1] Audit adjustments
[2] Increase in non-allowable assets due to audit adjustment

HERITAGE SECURITIES CORPORATION

SCHEDULE 2

DECEMBER 31, 2001

COMPUTATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC

Heritage Securities Corporation will carry no margin accounts, maintain no securities on hand, promptly transmit all customer funds and will not otherwise hold funds or securities for, or owe money or securities to customers, thereby meeting the conditions of Rule 15c3-3(k)(1) exempting it from the requirements of Customer Protection Rule 15c3-3.

HERITAGE SECURITIES CORPORATION

SCHEDULE 3

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2001

Minimum net capital required	$ 5,000
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirements	$ 5,000
Excess net capital	$197,201

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Total liabilities from statement of financial condition	$ 129
AGGREGATE INDEBTEDNESS	$ 129

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$ 129	
Net capital	$202,201	1%

JOHN P. YOUNG, P.C.
CERTIFIED PUBLIC ACCOUNTANT

339B Rockland Road
Hendersonville, Tennessee 37075

(615) 822-8202
Fax (615) 822-8215

SUPPLEMENTAL REPORT

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 FOR THE PERIOD ENDED DECEMBER 31, 2001

The Board of Directors
Heritage Securities Corporation
Dallas, Texas

In connection with my examination and audit of the books and accounts of Heritage Securities Corporation for the period ended December 31, 2001, I also reviewed the procedures involved in the Company's complying with the conditions of Rule 15c3-3.

In my opinion the Company is meeting the requirements of Rule 15c3-3.

John P. Young, P.C.
Certified Public Accountant

February 22, 2002

JOHN P. YOUNG, P.C.
CERTIFIED PUBLIC ACCOUNTANT

339B Rockland Road
Hendersonville, Tennessee 37075

(615) 822-8202
Fax (615) 822-8215

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5**

The Board of Directors
Heritage Securities Corporation
Dallas, Texas

In planning and performing my audit of the financial statements and supplemental schedules of Heritage Securities Corporation, for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

John P. Young, P.C.
Certified Public Accountant

February 22, 2002